ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF SEPTEMBER 26, 2024

DATE AND TIME: On September 26, 2024, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1. It was recorded that **MARINA FAGUNDES BELLINI** will step down as Officer and member of the Company's Executive Committee as of September 30, 2024.

2. Elected to the position of Officer and Member of the Executive Committee of the Company **GABRIEL AMADO DE MOURA**, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 27.758.827-3 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 247.648.348-63, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio Souza Aranha, 100, Parque Jabaquara, CEP 04344-902, for the annual term of office in course, which will be effective until the members elected at the meeting of this Board immediately after the Annual General Stockholders' Meeting of 2025 take office.

3. Elected to the position of Officer **MICHELE MARIA VITA**, Italian, married, business administrator, bearer of the National Register of Foreigners (RNE) No. W101618M and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 217.835.478-55, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio Souza Aranha, 100, Parque Jabaquara, CEP 04344-902, for the annual term of office in course, which will be effective until the members elected at the meeting of this Board immediately after the Annual General Stockholders' Meeting of 2025 take office.

4. It is recorded that the elected Officers: (i) submitted substantiating documents of compliance with prior conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly in Resolution No. 4,970/21 of the National Monetary Council ("CMN") and in Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission, including clearance certificates, and all these documents were filed at the Company's head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil ("BCB").

5. It was recorded the transfer of the responsibility for the Accounting Department – CMN Resolution No. 4,924/21 and BCB Resolution No. 120/21 from Andre Balestrin Cestare to Gabriel Amado de Moura, and until the latter takes office such responsibility will be maintained with Andre Balestrin Cestare.

6. It was recorded the transfer of the responsibility for Selic Matters – BCB Resolution No. 55/20, and Daily Information Reporting – BCB Resolution No. 208/22 from Marina Fagundes Bellini to Ricardo Ribeiro Mandacaru Guerra, as of September 30, 2024.

7. Finally, it was recorded that the other positions of the Board of Officers and their responsibilities remained unchanged.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), September 26, 2024. (undersigned) Pedro Moreira Salles e Roberto Egydio Setubal – Copresidentes; Ricardo Villela Marino – Vice-Presidente; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Cesar Nivaldo Gon, Candido Botelho Bracher, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer